Exhibit 21.1

RYAN’S FAMILY STEAK HOUSES, INC.
SUBSIDIARIES OF THE COMPANY
AS OF DECEMBER 31, 2003

		Jurisdiction of	% Owned by Company
Name of Subsidiary		Organization	(or Subsidiaries)

1.	Big R Procurement Company, LLC	DE	100%

2.	Fire Mountain Restaurants, Inc. (formerly Ryan’s Family Steak Houses East, Inc.)	DE	100%

3.	Ryan’s Properties, Inc.	DE	100%

4.	Rymark Holdings, Inc.	DE	100%

5.	Fire Mountain Properties, LLC	DE	100%